SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No.  )

                               AMERICAN SKIING COMPANY
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0000296541
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                                 (CUSIP Number)

                               Stephen Feinberg
                           450 Park Avenue, 28th Floor
                            New York, New York 10022
                                (212) 891-2100
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  November 12, 1997
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]












                                 Page 1 of 6 Pages

______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Stephen Feinberg
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
            Not applicable                                          (a)  [ ]
                                                                    (b)  [ ]
______________________________________________________________________________
     (3)  SEC USE ONLY
______________________________________________________________________________
     (4)  SOURCE OF FUNDS
            WC
______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
______________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                        2,141,871*
SHARES
______________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY______________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                        2,141,871*
REPORTING    _________________________________________________________________
PERSON WITH    (10)  SHARED DISPOSITIVE POWER

______________________________________________________________________________
    (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            2,141,871
______________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
______________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            12.68%
______________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
______________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 6 Pages

* The person filing this statement is Stephen Feinberg. Stephen Feinberg indirectly, through one or more partnerships or other entities (the "Management Entities"), possesses voting and investment power over all 36,626 shares of 10 1/2% Preferred Stock (the "Preferred Shares") of American Skiing Company (the "Company"), which are convertible at any time into 2,141,871 shares of Common Stock of the Company (the "Securities"). Madeleine LLC is the record holder of the Securities on behalf of various private investment funds managed by the Management Entities. Madeleine disclaims any beneficial ownership of the Securities.



















































                               Page 3 of 6 Pages

ITEM 2.   IDENTITY AND BACKGROUND

(a)	Stephen Feinberg indirectly, through the Management Entities, possesses voting and investment power over all Securities held of record by Madeleine on behalf of various private investment funds, which are managed by the Management Entities, engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

(b) The address of the principal place of business and principal office of Stephen Feinberg is 450 Park Avenue, 28th Floor, New York, New York, 10022.

(c) The principal occupation of Stephen Feinberg is as the General Partner of Feinberg Management L.P., 450 Park Avenue, 28th Floor, New York, New York, 10022, and other related investment firms.

(d) Stephen Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Stephen Feinberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  Stephen Feinberg is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Madeleine acquired the Securities in exchange for 17,500 shares of Series A Exchangeable Preferred Stock of the Company, plus accrued dividends, and $17,500,000 aggregate principal amount of the Company's 14% Senior Exchangeable Notes, plus accrued interest, held of record by Madeleine.

ITEM 4.   PURPOSE OF TRANSACTIONS.

          The purpose of the acquisition of the Securities is for investment.

          Stephen Feinberg does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Stephen Feinberg may, at any time and from time to time, review or reconsider his position with respect to any of such matters, but has no present intention of doing so.













                               Page 4 of 6 Pages


<page


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of shares of Common Stock of the Company (the "Common Stock") reported beneficially owned by Mr. Feinberg is based on an aggregate of 16,891,871 shares of common stock, including 14,750,000 shares of Common Stock outstanding at November 6, 1997, as reflected in the Prospectus of the Company dated November 6, 1997, plus 2,141,871 shares of Common Stock underlying the 36,626 Preferred Shares, beneficially owned by Stephen Feinberg. For purposes of calculating the percentages herein, the number of shares of Common Stock underlying the Preferred Shares beneficially owned by the reporting person have been added to the number of shares of Common Stock outstanding as though such Preferred Shares had been converted to Common Stock.

          (b) Stephen Feinberg possesses voting and investment power over all Securities. Stephen Feinberg owns directly no Securities. By reason of the provisions of Rule 13d-3 of the Act, Stephen Feinberg may be deemed to own beneficially 2,141,871 Securities, constituting approximately 12.68% of the Common Stock outstanding. Madeleine disclaims beneficial ownership of any Securities.

          (c) Stephen Feinberg has not effected any transactions in the Securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described above, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; other than as follows:

          Madeleine entered into a "lock-up" agreement dated November 5, 1997 (the "Lock-Up Agreement"), with Donaldson, Lufkin & Jenrette Securities Corporation, Furman Selz LLC, Morgan Stanley & Co. Incorporated, and Schroder & Co., Inc. as representatives of the underwriters of a public offering of the Common Stock, pursuant to which Madeleine agreed, for a period through May 3, 1998, not to dispose of the Preferred Shares or the Common Stock into which the Preferred Shares are convertible.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable












                               Page 5 of 6 Pages

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    November 24,1997


                                    /s/ Stephen Feinberg
                                    ____________________
                                    Stephen Feinberg



































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